Filed by Qorvo, Inc.

(Commission File No.: 001-36801)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qorvo, Inc.

(Commission File No.: 001-36801)

October 28, 2025

Skyworks Solutions Inc and Qorvo Inc Merger Call Transcript

28-Oct-2025

Skyworks Solutions, Inc. (SWKS)

Skyworks Solutions Inc and Qorvo Inc Merger Call

CORPORATE PARTICIPANTS

Rajvindra S. Gill	Robert A. Bruggeworth
Vice President-Investor Relations & Corporate Development, Skyworks Solutions, Inc.	President, Chief Executive Officer & Director, Qorvo Florida, Inc.

Philip G. Brace
President, Chief Executive Officer & Director, Skyworks Solutions, Inc.

OTHER PARTICIPANTS

Chris Caso	Brett Simpson
Analyst, Wolfe Research LLC	Analyst, Arete Research Services LLP

Krish Sankar	Peter K. Peng
Analyst, TD Cowen	Analyst, JPMorgan Securities LLC

Christopher Rolland	Vijay Raghavan Rakesh
Analyst, Susquehanna International Group, LLP (SIG)	Analyst, Mizuho Securities USA LLC

Harsh V. Kumar	Gary Mobley
Analyst, Piper Sandler & Co.	Analyst, Loop Capital Markets LLC

Tom O'Malley	Cody Acree
Analyst, Barclays Capital, Inc.	Analyst, The Benchmark Co. LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day and welcome to the Skyworks Investor Update Conference Call. At this time, all participants are in a listen-only mode. After the speakers' presentation, there will be a question-and-answer session.

Instructions will be given at that time. As a reminder, this call may be recorded.

I will now turn the call over to Raji Gill, Vice President of Investor Relations and Corporate Strategy. Please go ahead.

Rajvindra S. Gill

Vice President-Investor Relations & Corporate Development, Skyworks Solutions, Inc.

Thank you, operator. Good morning, everyone. With us today are Phil Brace, Chief Executive Officer and President of Skyworks; and Bob Bruggeworth, Chief Executive Officer and president of Qorvo. This call is being broadcast live over the web and can be accessed from the Investor Relations section of Skyworks website at skyworksinc.com and Qorvo's website at ir.qorvo.com.

Before we begin, I'd like to remind everyone that during the course of this conference call, the management of Skyworks and Qorvo may discuss forward-looking statements reflecting their views with respect to the proposed transaction between Skyworks and Qorvo. Please note that today's discussion will include forward-looking statements and as such are subject to risk and uncertainties. These risk and uncertainties include those risk factors discussed in the most recent reports on Forms 10-Q and 10-K filed by each company, as well as those discussed in the joint press release announcing the proposed transaction.

These and other risks and uncertainties could cause actual results to differ from those contained in our forward- looking statements. Please review the disclaimers in today's press release and investor presentation and in the SEC filings, including the Form 8-K and Form 425 furnished today. Both companies have also posted a detailed investor presentation to their respective Investor Relations website. I encourage you to download the slide deck and follow along during today's call for additional context on the transaction.

In a separate press release issued today, Skyworks announced preliminary financial results for its fourth quarter and full fiscal 2025, available on Skyworks IR website. Also, in a separate press release issued today, Qorvo announced preliminary financial results for its fiscal 2026 second quarter available on Qorvo's IR website.

With that, I'll turn the call over to Phil Brace.

Philip G. Brace

President, Chief Executive Officer & Director, Skyworks Solutions, Inc.

Thank you, Raji. Good morning, everyone, and thanks for joining us today, especially on short notice. Today, we announced a transformative milestone for our industry and both Skyworks and Qorvo. I'm glad to be joined by Bob to discuss this exciting transaction.

Robert A. Bruggeworth

President, Chief Executive Officer & Director, Qorvo Florida, Inc.

It's great to be here with you, Phil. As Phil just noted, today marks a remarkable moment for both our companies and our customers. Phil and I will take you through the benefits of the combination on this call, and we'll both be available for questions at the end.

Philip G. Brace

President, Chief Executive Officer & Director, Skyworks Solutions, Inc.

Thanks, Bob. Skyworks and Qorvo are combining to create a US-based global leader in high performance radio frequency, analog and mixed signal semiconductors with a combined enterprise value of approximately $22 billion. The transaction will bring together two of the most respected names in RF, combining complementary product and technology portfolios, enhancing R&D scale, and expanding customer reach. At closing, Skyworks and Qorvo shareholders will own approximately 63% and 37% of the combined company, respectively. Qorvo's shareholders will receive 0.96 shares of Skyworks common stock for each share of Qorvo common stock, plus

$32.50 per share in cash. The boards of both companies have unanimously approved the transaction.

Before we get into the details, I want to take a moment to highlight the key takeaways from this compelling combination. Together, we will have enhanced scale with revenue of $7.7 billion and adjusted EBITDA of $2.1 billion, a $5.1 billion mobile business positioned to innovate to address rising RF complexity across a broad range of complementary technologies. A $2.6 billion diversified Broad Markets platform with a growing and profitable TAM, an advanced domestic manufacturing position, and improved factory utilization. Additionally, this transaction will be immediately and meaningfully accretive to non-GAAP EPS post-close with $500 million or more of advanced annual cost synergies within 24 to 36 months post-close. Now let me walk you through some of the key points and further details.

Scale, with revenue of approximately $7.7 billion and adjusted EBITDA of $2.1 billion, the combined company will have broader R&D resources and a stronger manufacturing platform to compete against larger global players. In addition, we will have a more balanced revenue base across markets, including mobile, defense and aerospace edge IoT, AI data center and automotive. The combination strengthens our customer set, improves efficiency and enhances predictability through the cycles.

Looking ahead, our healthy balance sheet and a favorable capital structure will enable us to continue to invest in the business and drive shareholder value over the long-term. In mobile, the combination will create a $5.1 billion business with complementary technologies, expanding our reach into areas such as antenna tuning, envelope tracking and power management. This best in class RF portfolio, will increase our SAM across platforms, driving greater revenue stability while strengthening our position as RF innovation accelerates into the future.

In Broad Markets, the combination diversifies our revenue customer base and increases our TAM by creating a

$2.6 billion business across multiple end markets. In defense and aerospace, Qorvo brings a long-standing relationships with Tier 1 defense primes and deep expertise in GaN and GaAs across mission critical applications, including land, sea, air and space radar systems, drones, electronic warfare and satellite communications.

In edge IoT, the combination allows us to deliver a complete portfolio of connectivity solutions for broadband infrastructure, industrial automation and smart energy. In AI data centers, we see compelling opportunities with power management, along with precision timing solutions to enable customers to meet the escalating power and performance demands of accelerated AI workloads. In automotive, we'll have complementary product lines in connectivity, power and digital radio that can unlock design wins for next generation vehicles. Broad Markets will be a key platform for the company in the future.

Financials, we expect the transaction to be immediately and meaningfully accretive to non-GAAP EPS post-close. We expect to achieve $500 million or more of annual cost synergies within 24 to 36 months post-close when the companies are fully integrated. The synergy opportunity is both meaningful and actionable. In manufacturing, we can drive fab optimization and higher utilization rates to support healthy gross margins through the peaks and the troughs of the business. In SG&A, we plan to simplify operations and eliminate unnecessary complexity and duplication. Lastly, the combined entity can improve R&D efficiency by focusing resources on strategic growth areas and accelerate a new product development.

Turning to regulatory approval. We've considered the landscape carefully and have major customer support. We're confident that the transaction enhances customer choice by delivering competitive solutions in applications where complexity is only increasing and the competitive landscape remains intense. We expect the transaction to close early in calendar year 2027, subject to the receipt of required regulatory approvals, approval of both companies' shareholders and the satisfaction of other customary closing conditions.

In closing, I'd like to acknowledge Bob for his leadership and role in building such an exceptional organization with a rich heritage of innovation. We look forward to Bob's continued guidance and engagement as a member of the Board of Directors. We're excited for the future together with Qorvo.

Robert A. Bruggeworth

President, Chief Executive Officer & Director, Qorvo Florida, Inc.

Thanks, Phil. We're bringing together two organizations with a shared culture of innovation and commitment to technological excellence and industry leadership. Qorvo's technology has been at the heart of systems that connect, protect and power the planet. We have a proven track record as innovators of new RF and power technologies and have made advancements in design, manufacturing and communications.

This combination creates a pivotal moment for our combined customer base and the shareholders of the future company. The RF semiconductor industry has changed significantly over the past decade with customer consolidation and growing competition from international competitors. In this environment, scale matters. Through this transaction, our combined company will have the size, scope and technological breadth needed to compete effectively around the world and mobile and Broad Markets as one company.

Our world class engineering talent will include approximately 8,000 engineers and technical experts in over 12,000 issued and pending patents. With our enhanced scale and combined product and technology portfolios, we can develop advanced system level solution even faster, expand customer reach, meet growing customer demand and make an even bigger impact in both mobile and Broad Markets.

Touching more on the mobile and Broad Markets businesses. We're excited for the combined company to build on Qorvo's unique mobile capabilities with expanded R&D scale to invest in next generation technologies for our customers. We also expect the combined company's Broad Markets platform to benefit greatly from Qorvo's deep experience and defense and aerospace industry with a significant product portfolio of space, military communications, electronic warfare, radar and drone solutions. We've also received support for this transaction from Starboard Value, one of our largest shareholders. As we look ahead, we're confident this transaction is the best path forward for our stakeholders and we're excited for what's in store.

Philip G. Brace

President, Chief Executive Officer & Director, Skyworks Solutions, Inc.

Thanks, Bob. We're excited to see all that we can accomplish as a combined company and look forward to sharing more in the future as we move towards closing. Operator, let's open the line for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question coming from the line of Christopher Caso with Wolfe Research. Your line is now open.

Chris Caso Analyst, Wolfe Research LLC	Q

Yes. Thank you. Good morning and congratulations on getting the deal done. I guess for the first question, you mentioned that you had support from customers in this deal. Can you elaborate that a little bit to what's been the feedback from customers so far and obviously is probably somewhat limited in terms of what you can talk to them about? But just some more detail on that matter please.

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, thanks for the question. You might imagine that we wouldn't kind of undertake a transaction of this magnitude without having through sure first checked with some of our largest customers. And we might imagine that we've had some discussions in this area in that regard. And we certainly have their support in this area. So, I think that's about all I can say on that topic.

Chris Caso Analyst, Wolfe Research LLC	Q

Got it. Okay. With regard to the synergies, could you go into a little more detail on in the $500 million of synergies, where is that coming from? With regard to both OpEx and some manufacturing consolidation that might be achievable through this?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, I think as we mentioned, we've got $500 million or more of annual cost synergies. Within 24 to 36 months of close, I would say more than half of them are likely OpEx synergies, the other half or the other little less than half will be COGS synergies. The timing of that synergy realization is really going to be dependent partly on when we close and then some of the decisions we need to make to kind of maintain customer continuity through that period. So, I'd say it's slightly weighted towards OpEx driven by duplication really in SG&A. And then on the COGS side, optimizing our combined manufacturing footprint, increasing utilization and supply chain efficiencies. We have a high degree of confidence in these synergies and a high degree of confidence in our ability to deliver them.

Operator: Thank you. Our next question coming from the line of Krish Sankar with TD Cowen. Your line is now open.

Krish Sankar Analyst, TD Cowen	Q

Hi. Thanks for taking my question. I had two of them. First one, Phil or Bob. Kind of curious, what do you think on China SAMR approval? Do you feel confident it's going to get through and then I had a follow-up?

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

Yeah. Thank you.

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah.

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

Go ahead, Phil.

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, look, I think that we feel we're well advised on this process. We have strong customer support. The product lines are much more complementary than it might exist on this – might believe on the surface. We believe the competitive landscape is intense, and frankly, this combination gives us the scale to invest R&D to compete against much larger global players. So, we believe ultimately this will get approved. But they've got a long process to get through all those hurdles.

Krish Sankar Analyst, TD Cowen	Q

Got it.

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Bob, did you want to add anything to that?

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

Nothing to add, Phil. You nailed it.

Krish Sankar Analyst, TD Cowen	Q

And then a quick follow up. Phil or Bob, I mean, the product overlap etcetera all makes a ton of sense. I'm just curious, I think in the past you've spoken about the RF TAM for Skyworks is roughly $20 a phone. You're probably at $8 a phone today. Is there a way to size it for the combined company, what it is, the TAM available and where you are today?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Well, I think, look, the way to size it, I think the way that we're looking at, it certainly increases our SAM, if you look at the combined company today, I'd like to just compared to Skyworks standalone today, we don't do many of the things that Qorvo does in that environment, including envelope tracking, including antenna tuning, including some of the power management solutions.

So, from our perspective, the combination is incredibly complementary. Opens up new SAM, decreases potential volatility with respect to single socket opportunities, allows us to innovate at the system level. And so, this really grows our SAM. We think the RF complexity is going to increase. We think that there's potential for refresh cycle and upgrades across the board. And frankly, we've got good customer support on it. So, we're excited about the opportunity at our largest customer and certainly at other customers also.

Operator: Thank you. And our next question coming from the line of Christopher Rolland with Susquehanna. Your line is now open.

Christopher Rolland Analyst, Susquehanna International Group, LLP (SIG)	Q

Hey, guys, thanks and congrats. I guess first is, I feel like the direction of travel was really diversifying outside of handsets. So, I guess, first of all, are you guys still open, interested and desiring to do that? And then secondly, would you guys consider additional RF opportunities consolidation in this space from other names, if you think that would pass regulatory muster as well?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, look, I mean, the way that I look at this, this transaction's combination actually brings both scale and diversification. And frankly, I don't look at it as uniquely a handset opportunity. I look at it as a wireless opportunity in that space. I think I've said publicly, the vast majority of devices connected to the internet and connected wirelessly. That will be true for as far as the eye can see. And I think this combination on the RF side brings together two leaders in this space to make us more competitive.

Specifically with respect to handsets, I think it opens up our SAM, decreases our volatility, increases our customer stickiness. So, I kind of view that as the wireless space. And then in the non-wireless space, really expanding our TAM. We just mentioned one in aerospace and defense, which is a huge one. And so, we've got lots of other growth opportunities that I think could be additive that we haven't even talked about today.

In terms of us doing more things in the future, frankly, the capital structure of the combined company is going to be really favorable to allow us to invest both organically, capital returns to shareholders and frankly, incremental M&A should we see fit from a strategic point of view. So really, I think this is a scale plus diversification, a very attractive way to structure financially synergies to shareholders and puts us in a position to continue to grow from there.

Christopher Rolland Analyst, Susquehanna International Group, LLP (SIG)	Q

Thank you for that. And yes, speaking of synergies just from the manufacturing side of this, I think Qorvo had a bigger manufacturing footprint and I think there were some utilization and capacity opportunities there filling those fabs. Can you talk about that and maybe what percent of synergies might be coming from manufacturing?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Well, look, I think both companies independently are working to kind of rationalize some of their capacity and do some things there. You've seen what Skyworks has announced on our own facility. I think that Bob can comment about what they're doing. And the both companies are operating independently, both companies are going to try and continue to do that. The synergies that I talked about there should be incremental to what both companies are doing together.

I think long-term, it's probably too premature to really talk about how we're going to do that. A lot of work underway there. I think there was an earlier question whether we get the splits, the synergies, more of the synergies will come out of OpEx than manufacturing side. So, I think more of them will be – we can implement more of them a little bit sooner than the manufacturing side from that side. So, I don't know, Bob, if you want to just comment on your own manufacturing plans from your side.

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

Yeah. Thanks, Phil, and thanks for the question. I mean, clearly, we've been moving, we've talked about Costa Rica shutting that down and moving it through our supply base. We also have already moved our gas into Oregon to improve the utilization there. And then the last step we're doing in North Carolina is transferring our SAW filter technologies into Richardson, Texas. So, we're working on that. But I believe and just like what Phil said, bringing the two companies together, we can certainly improve our manufacturing footprint and reduce our cost and create those synergies.

Operator: Thank you. Our next question coming from the line of Harsh Kumar with Piper Sandler. Your line is now open.

Harsh V. Kumar Analyst, Piper Sandler & Co.	Q

Yeah. Hey, guys. Congratulations, Phil, Bob. Bob, you had created Qorvo in a very similar transaction more than a decade ago and created a lot of value for stockholders. I look forward to working with you both on this company, the new entity. So typically, Bob, question here is, typically deals like this, two plus two equals way more than four. When you just look at what you're talking about $2.1 billion EBITDA plus $500 million, that gets you to about 34% or so implied EBITDA two years out when everything supposedly on papers worked out. Let's say, you and I are talking two years out and everything is working out, you're winning new business etcetera, what can the optimized EBITDA profile or operating margin profile of this company look like?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, thanks for the question and I certainly appreciate the support and look forward to it. And as you noted, semi industry has really been defined by growing scale and it's certainly improving diversification. And that's really what this transaction does. On both of our companies' websites, we put kind of a long-term, at least a target model out there from what this could be. And the adjusted EBITDA range could get up 35% to 40% kind of in the outer range is kind of what we're looking at.

Harsh V. Kumar Analyst, Piper Sandler & Co.	Q

Fair enough. And then my second question is competitively, the joint entity you will have, Skyworks will have everything you need to be the best RF player. You have the high band, you have competency mid. You guys are already pretty strong in low band. Can you talk about the joint entities with the big scale, the ability to win new business and actually grow from where you will be entering this transaction at?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yes, that is exactly right. You nailed it. Because actually that was a thing for me, as Bob and I started talking, I've known him for a long time and these product lines are way more complementary than one would think about. And I think the combined opportunity gives us the opportunity to innovate across the signal chain, maybe in ways we haven't done before. And I think really, when you look at the advance, the scale, it allows us to put more R&D in certain areas that can allow us to continue to extend our lead. So, I think you're 100% right.

I think this should be enable us to open up the new opportunities for us to continue to grow, not just in handsets, but in wireless overall as well in some of the other exciting Broad Markets we talked about, and we haven't even talked about what we could do on in aerospace and defense, in Wi-Fi, in IoT, in automotive, in all the other segments that this opens up to.

I mean I just go back to billions and billions of devices are connected wirelessly and that will remain true for as far as I can see. So for me, it's incredibly exciting. I think, this is not just about us in handsets, this is about wireless, expanding our scale and diversifying our business.

Operator: Thank you. Our next question coming from the line of Tom O'Malley with Barclays. Your line is now open.

Tom O'Malley Analyst, Barclays Capital, Inc.	Q

Hey, guys. Thanks for taking the question and congrats on the deal. I had two really quick. The first is that you seem pretty confident on customers supporting this and then getting through the regulatory approval process. If the approval process does require some divestiture of businesses, are you open to moving out of China? You both had kind of gone on for the last several quarters winding down the Android businesses. Is that still the intended target or do you think that you will go back and reinvest in that market given the larger scale?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, look, I think that I don't expect our collective focus on Android in China to change. I do expect the combined company will continue to decline over time, simply just because of focus, we're kind of focused on the premium side of the market where both companies are playing and I expect that focus to remain the same. With respect to the regulatory approvals, like I mean, we feel well advised. As you know, it's a complex dynamic environment. We believe the deal is highly pro-competitive, because it enables us to compete against the significantly larger players.

And we believe that it brings us increased capacity, increased R&D scale and a lot of things that I think customers are really value. And that's why we have that confidence. Having said that, we're well advised. We've got to go through a lot of steps to go get that done. We'll be taking a methodical and thoughtful approach to getting whatever regulatory clearances we need.

Tom O'Malley Analyst, Barclays Capital, Inc.	Q

Super helpful.

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

I'd like to add to that if I could...

Tom O'Malley Analyst, Barclays Capital, Inc.	Q

Yeah, go ahead.

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

...just on the Android, and I appreciate the question. And yes, we are both walking away from the lower margin mass tier things. But when it comes to the premium and flagship phones, these guys still demand the best that's out there for RF. And I really believe bringing these two companies together, we can actually accelerate that, improve the integration if you look at our complementary, a lot of our products are. The Android ecosystem is still going to be important to us. It's just that premium and flagship tier and I think this actually enables us to compete even more against some of the global players that are out there.

Tom O'Malley Analyst, Barclays Capital, Inc.	Q

Super helpful, guys. And then just my follow-up, if you look at the slide deck, you look at the long-term model, 50% to 55%, both of you kind of in the high-40s today. If you add in the $500 million of synergies, it doesn't fully get you there. So, maybe talk about some of the other levers that are getting you to that better gross profit margin longer term, obviously, you don't want to talk specifically on pricing, but that's obviously the first thing that popped into people's minds. Just maybe any help on how you get to that long term target?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, look, I think there's – as you might imagine, there's a lot of things that go into that factory utilization mix is another big one, right? If you look out in time, we expect the Broad Markets portfolio, which tends to have higher gross margin and the higher growth will continue to be a richer part of the mix as we go forward. So, mix utilization, factory consolidations, ASPs, all those functions are going to it, and the range is really dependent on a lot of those factors. So that's how that's going to work.

Operator: Thank you. Our next question coming from the line of Brett Simpson with Arete Research. Your line is now open.

Brett Simpson Analyst, Arete Research Services LLP	Q

Yeah, thanks very much. I had a similar question on the long-term model. I think you guys said for growth, mid-to- high single digits. And I thought it might be a little bit higher than that for the combined business. But can you talk a bit about synergies and maybe split out the long-term growth model for smartphones, what you think you can do in Broad Markets? And I guess just factoring in 6G is not a million miles away, you've got pricing dynamic, probably gets better with a consolidation in the industry. So, a bit more commentary on the mid to high single digits would be much appreciated. Thank you.

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, look, I think when we look out at the model, I just want to be clear. We kind of viewed when we look at pricing dynamics and things like that, we viewed that to be stable over the horizon, we don't – and obviously you can make some other comments around whether that change or not.

Our view at this point is that it's stable. When we look at the mid to single-digits, the way we look at it is, the handset market will be kind of low single digits. That's where our assumptions are there, offset by some of the Android decline, and the China decline, increased by refresh rate, complexity increases and things like that.

And then our Broad Markets business, we kind of think low double digits kind of growth rate, right, I think defense, aerospace, IoT, automotive, those kinds of things. So, we think the combination of the Broad Markets, the kind of low double digits and on the handset in the mid-single digits or mid to low single digits, kind of where you get that into.

And you're right on 6G, look, I mean that's part of why I get excited. I mean, I think that long term, we've got a lot of tailwinds that could come into play on that. But frankly, we should be able to do better, should those things exist. But we're not baking those into the model right? I think that we're taking approach that we have a disciplined focused way to return value. And frankly, some of the things you talked about, there should be value enhancing opportunities for us as we close.

Brett Simpson Analyst, Arete Research Services LLP	Q

Okay. That's fair, that's great. Thanks, Phil. And just a follow-up, in terms of in the event the deal doesn't close, for whatever reason, is there any penalties that we need to be aware of in terms of how this deal gets wound down? Thank you.

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

You might imagine we had a financial advisers on both sides, advising us on all those different things as a variety of different closing conditions and variety of different fees that are associated with that, that will be disclosed in the 8-K [ph] sort of (00:29:16) in the transaction. You can go check out that in terms of where they are. I would say nothing non-customary.

Operator: Thank you. Our next question coming from the line of Peter Peng with JPMorgan. Your line is now open.

Peter K. Peng Analyst, JPMorgan Securities LLC	Q

Hey, guys, thanks for taking my question and congratulations on the deal. Just on the cost synergies, you mentioned earlier that roughly half of that is OpEx and half of that is COGS. Should we kind of in terms of linearity of realizing the $500 million maybe that – some of that or half of that will be probably realized in the first year and then the remainder in the second year. Would you maybe talk about how you think about the linearity of the synergies?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

To be clear, I think more than half of the synergies are likely to come from OpEx, that's what we said before. So more than half of the OpEx, less than half of that, that would suggest that you could have a somewhat frontloaded ramp to the synergies. But what we're talking about now is $500 million or more within two to three years. And I think that's at this point.

Some of the timing of the synergies, obviously, is going to depend on A, when we actually close, when within the year we close, where we are with certain customer ramps, profiles and programs. So, there's some variability there that we can't really get into at this point. But more than half of the synergies are OpEx that would suggest to results in earlier ramp of the synergies, the timing of which is really going to dependent on when we close and where we are on the customer ramp cycles.

Peter K. Peng Analyst, JPMorgan Securities LLC	Q

Perfect. And then maybe just on areas of revenues – potential revenue synergies and – is there any kind of thing that you're baking in into that mid to single digits on your longer-term model areas where you can see potential revenue synergies?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

In the long-term model, we talked about we have not yet gone through the opportunities to see where the synergies are. I think that is an area that, frankly, both companies and both teams are excited about. We both have complementary technology. I think we can bring to both of the markets that we play in. So, we have not yet gone through that, but I think that that's an exciting tailwind opportunity for us.

I mean, when I look at the value creation opportunities beyond what we can deliver here, think about the ramp in wireless, think about the complexity of RF, think about the new things we can do when we combine these complementary portfolios. I think there's a lot of incremental upside here that we can drive in the long-term.

Operator: Thank you. Our next question coming from the line of Vijay Rakesh with Mizuho Group. Your line is now open.

Vijay Raghavan Rakesh Analyst, Mizuho Securities USA LLC	Q

Yeah. Hi, guys. Good to see the consolidation here. Just wondering, in terms of the fab consolidation, what you're expecting? And I saw the $300 million or so breakup fee, just wondering what you are looking at in terms of the probability on SAM approval side as well? And then I had a follow-up?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah. One of the things that's exciting and Bob, you can comment on the manufacturing side, specifically on the Qorvo side, if I [ph] file things up (00:32:20). But, look, one of the things I really got excited about, I mean, both companies have a very strong US manufacturing footprint. And I think this really bolsters our manufacturing presence here in the United States.

We've got some strong assembly test capability as well. So, I think there's a lot of potential for us to do things not only from an efficiency utilization perspective, but frankly, we can bring some potentially new capabilities on the manufacturing side that both companies haven't been able to before. So, I'm excited about that. It's too premature to really talk about which facility is and how that works out. And we've got a detailed plan that we'll be working through. We're confident that we can get those synergies out and we'll be working through that over the coming weeks and months.

In terms of SAM, what I said previously stands that we're very well advised on this topic. We think the deal is highly competitive. It brings together two complementary products. We've got customer support on it and we'll just take that through. We'll just take that through the process and be deliberate and methodical about how we do it.

Vijay Raghavan Rakesh Analyst, Mizuho Securities USA LLC	Q

Got it. And then I mean talking about diversification, I know you run it by your customers, but is there a risk that this creates significant concentration from their side as well in terms of the supply chain and there is some diversification challenges that they have to go through as well?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Well, I can't speak for them on that topic. I can say I don't think so. I mean, if you look at some of the other players in this space, we are competing against behemoths. And so, I think that part of the attraction from the customer point of view is the ability for us to become a very strong player to help balance some of the other players that exist in the market.

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

So, I'd like to add to that if I could. I think when we talk to some of our bigger customers, what they're excited about is our ability to combine some of our engineering to actually produce even better products than we're able to do today. So, I feel very confident that the support that Phil's already talked about, because they see what we can do when we're together. They want to build better products and we can help them do that.

Operator: Thank you. Our next question coming from the line of Gary Mobley with Loop Capital. Your line is now open.

Gary Mobley Analyst, Loop Capital Markets LLC	Q

Hi, guys. Thanks for taking my question and congrats on getting this deal done. I haven't had a chance to read through the entirety of the SEC filings, but can you speak to whether or not this was a competitive bidding process? Just want to verify that.

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

What I can say...

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

[indiscernible] (00:35:09)

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

Yeah, let me [ph] answer (00:35:11) that.

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Bob, you can [ph] take that (00:35:12).

Robert A. Bruggeworth President, Chief Executive Officer & Director, Qorvo Florida, Inc.	A

Yeah, I mean, the board unanimously determined this transaction was in the best interest of our shareholders. They're confident the value to our shareholders represents an appropriate premium as you can see what's going on for this transaction of this kind and reflects the value and exciting future that we believe we're going to have.

Gary Mobley Analyst, Loop Capital Markets LLC	Q

Okay. Thank you for that. In terms of regulatory approvals, in addition to US HSR and China's SAMR, what are some of the other regulatory hurdles that you feel you're going to have to cross?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Look, I think that, regulatory matters that I think that I'll just go back to. We do – we will likely need to kind of focus on several other jurisdictions. We're working through that now with our advisor teams. We believe this is highly complementary and we're confident where we are there. So, I think that's really all I can say about that topic.

Operator: Thank you. And our next question coming from the line of Cody Acree with The Benchmark Company. Your line is now open.

Cody Acree Analyst, The Benchmark Co. LLC	Q

Yeah, guys, thanks for taking my questions and congrats on the transaction. Well, I appreciate the revenue synergies and the technology synergies specifically in your smartphone space. Are there areas that you've identified where either you have overlap today that may present some dollar content challenges in next year's model or the year after's model or areas of your R&D where you have had similar roadmap paths that would need to be redirected. And how quickly might you be able to redirect those efforts?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

Yeah, this goes back to the synergy comment again. I mean, we expect $500 million or more synergies, more of those will come out of OpEx. I would expect, we would expect to be able to realize some of those soon or sooner on the front end of the ramp versus the tail end of the ramp. We're talking about 24 to 36 months.

The timing of the implementation of that is related to what you described before and related to the timing of closure, right? I mean if we close at a certain point in the year, that's going to be a different cycle [ph] from

(00:37:33) the design cycle and the customer ramps and things like that. So, what surprised me the most is there's actually much more complementary capabilities and there are overlap capabilities.

We talked about antenna tuning, envelope tracking, power management. And if you actually look at our business underneath it there, the amount of overlap in the specific wireless space is much smaller than you might admit, having said that – not admit, that we might recognize. Having said that, obviously there are going to be some areas where we're going to look to prioritize the resources to frankly, invest more in key areas that our customers are looking are looking for. So, I do think there's opportunity there, and we'll be working hard to extract those synergies.

Cody Acree Analyst, The Benchmark Co. LLC	Q

Great. And then lastly, just any thoughts on divisional leadership going forward?

Philip G. Brace President, Chief Executive Officer & Director, Skyworks Solutions, Inc.	A

No, we made no changes, so no comments about that going forward. I would expect to make some more announcements about that close to close. I mean, the reality is both companies need to operate independently. Until then, the close period as we've got some quite a few months ahead of us on that. And I think both companies need to remain focused on their core business and delight in the customers. And that's what we're going to be working on.

Operator: Thank you. And ladies and gentlemen, that concludes today's question and answer session. I'll now turn the call back over to Mr. Philip Brace for any closing comments.

Philip G. Brace

President, Chief Executive Officer & Director, Skyworks Solutions, Inc.

Great. Thank you very much for attending today on such short notice. This is a transformational opportunity and transformational transaction for both Skyworks, Qorvo and the industry. It's a tremendous opportunity to both bring some scale and diversification. We're excited not only by the synergies but the growth opportunities that this opportunity provides. And we look forward to giving you more information in the coming weeks, months and quarters. Thanks for all your support.

Operator: This concludes today's conference call. Thank you for your participation and you may now disconnect.

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Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Skyworks’s common stock to be issued in the Mergers and a joint proxy statement for Skyworks’s and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”).  The definitive joint proxy statement (if and when available) will be mailed to stockholders of Skyworks and Qorvo.  Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’s website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC.

Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Skyworks’s directors and executive officers and their ownership of Skyworks’s common stock is set forth in Skyworks’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025. To the extent that holdings of Skyworks’s securities have changed since the amounts printed in Skyworks’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’s and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Qorvo’s and Skyworks’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’s and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’s or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’s common stock; (x) legislative, regulatory and economic developments affecting Skyworks’s and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’s or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’s or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’s and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’s or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.